NOTICE
PROXY STATEMENT/SHAREHOLDERS CIRCULAR
RESOLUTION 1 (Agenda Item 3)
ADOPTION OF OUR ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2008
RESOLUTION 2 (Agenda Item 4)
GRANT OF DISCHARGE OF THE DIRECTORS
RESOLUTION 3 (Agenda Item 5)
RE-APPOINTMENT OF ERNST & YOUNG TO SERVE AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE YEAR ENDING 31 DECEMBER 2009
RESOLUTION 4 (Agenda Item 6)
AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION AND DESIGNATION OF EACH OF THE COMPANY’S DIRECTORS AND EACH LAWYER WORKING AT NAUTADUTILH N.V. TO IMPLEMENT THE AMENDMENT TO THE ARTICLES OF ASSOCIATION
RESOLUTION 5 (Agenda Item 7)
AUTHORIZATION OF THE BOARD OF DIRECTORS TO ISSUE SHARES, TO GRANT RIGHTS TO ACQUIRE SHARES AND TO EXCLUDE OR RESTRICT PRE-EMPTIVE RIGHTS
RESOLUTION 6 (Agenda Item 8)
AUTHORIZATION TO ACQUIRE SHARES IN OWN CAPITAL
RESOLUTION 7 (Agenda Item 9)
PROFILE OF THE BOARD OF DIRECTORS
RESOLUTION 8 (Agenda Item 10)
APPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS ‘B’
RESOLUTION 9 (Agenda Item 11)
OTHER MATTERS
AVAILABILITY OF ANNUAL REPORT

Eurand N.V. Olympic Plaza Fred. Roeskestraat 123 1076 EE Amsterdam The Netherlands Phone: + 31 20 673 2744
Commercial Register No. 33286876 VAT No. NL 74.07.294.B.01

NOTICE

Notice is hereby given of the Annual General Meeting of Shareholders (the “AGM”) of Eurand, N.V. (the “Company”), which will be held on Thursday, 4 June 2009 at 10:00 AM (CET) at the Company’s offices located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.

The agenda of the meeting, containing proposals made by the Board of Directors, is as follows:

1. Opening;

2. Report of the Board of Directors on the financial year 2008;

3. Adoption of the audited annual accounts for the financial year 2008;

4. Discharge of the Directors for the past financial year;

5. Re-appointment of the auditor, Ernst & Young, for the financial year 2009;

6.	Amendment of the Company’s Articles of Association and designation of each of the Company’s Directors and each lawyer working at NautaDutilh N.V. to implement the amendment to the Articles of Association;

7.	Authorization to the Board of Directors to issue shares, to grant rights to acquire shares and to exclude or restrict pre-emptive rights;

8. Authorization to acquire shares in own capital;

9. Approve Profile of the Board of Directors;

10. Appointment of two non-executive Directors ‘B’;

11. Approval of Director Compensation;

12. Any other business; and

13. Closing.

Copies of the agenda and related documents, including the draft amendment of the articles of association and profile of the Board of Directors, may be obtained free of charge at the Company’s offices by shareholders and other persons entitled to attend the meeting, upon request, as of the date hereof until the close of the Meeting. Copies of these items are also available on the Company’s website: http://ir.eurand.com/meetings.cfm

The Board of Directors has determined that all shareholders of record, who were registered in the Company’s shareholders’ register held in The Netherlands or in the New York Registry on 13 May 2009 at 5.00 PM (EST), (the “Record Date”) or their proxies, are entitled to attend and vote at the AGM.

Notice of the AGM, including the agenda, shall be published in national newspapers in The Netherlands and the USA in accordance with Article 20, Paragraph 2 of the Company’s Articles of Association.

Proxy cards shall be sent respectively to the registered shareholders and to the beneficial owners who hold the Company’s shares, directly or indirectly through the Depositary Trust Company (the “Investors”), as of the Record Date.

Registered shareholders wishing to exercise their shareholder rights in person must notify the Board of Directors of their intention to attend the meeting no later than 12.00PM (EST) on 1 June 2009, by sending a fax to +31 20 577 1188 (Attn. Ms. Nicky To Nguyen) stating (i) their name and (ii) the number of shares registered in their name. Registered shareholders wishing to exercise their shareholder rights by proxy must return the form of proxy completed in accordance with the instructions set forth therein, no later than midnight (EST) on 2 June 2009.

Investors may exercise their meeting rights by returning the proxy card completed in accordance with the instructions set forth therein, no later than midnight (EST) on 2 June 2009. Investors who wish to exercise their meeting rights in person must obtain a legal proxy from their bank or broker and notify the Company of their intention to attend the meeting by sending a fax to + 31 20 577 1188 (Attn. Ms Nicky To Nguyen) stating (i) their name, (ii) the number of shares beneficially owned and (iii) providing proof of share ownership no later than 12.00PM (EST) on 1 June 2009.

Proof of identity and share ownership / legal proxies are required to be admitted to the meeting.

If you have any questions about the proxy statement, the annual report, or any other aspect of the annual meeting, please contact Bill Newbould, Vice President Investor Relations, 790 Township Line Road, Suite 250, Yardley, PA 19067, US or by email at Bill.Newbould@Eurand.com.

THE BOARD OF DIRECTORS
EURAND, N.V.

14-May-09

PROXY STATEMENT/SHAREHOLDERS CIRCULAR

Proposed resolutions and shareholder’s information for the
Annual General Meeting of Shareholders (“AGM”) of Eurand, N.V. (the “Company”)
to be held on 4 June 2009 in Amsterdam, Netherlands

RESOLUTION 1
(Agenda Item 3)

ADOPTION OF OUR ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2008

The Company’s Articles of Association require that the Company’s books close as of the last day of each financial year, and Netherlands law requires that the Board of Directors prepare the Annual Accounts within four (4) months of the close of each financial year. The Articles of Association further require that the Annual Accounts be examined by the auditor appointed for this purpose who shall issue a certificate containing the results thereof.

The Board of Directors reviewed and approved the Annual Accounts for the year ended 31 December 2008 at a meeting of the Board of Directors on 3 March 2009.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to adopt the 2008 Annual Accounts.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 1.

RESOLUTION 2
(Agenda Item 4)

GRANT OF DISCHARGE OF THE DIRECTORS

The Shareholders may grant the directors a discharge in respect of their management during the previous financial year to the extent such management follows from the 2008 Annual Accounts or from information otherwise provided to the AGM prior to the adoption of the 2008 Annual Accounts.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to discharge the directors for the financial year 2008.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 2.

RESOLUTION 3
(Agenda Item 5)

RE-APPOINTMENT OF ERNST & YOUNG TO SERVE AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE YEAR ENDING 31 DECEMBER 2009

The Company’s Articles of Association provide that the Shareholders at the AGM instruct an auditor to examine the Annual Accounts drawn up by the Board of Directors, to lay a report of their findings before the Board of Directors and to make a statement with regard thereto.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to instruct Ernst & Young to act as independent auditor for the year ending 31 December 2009.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 3.

RESOLUTION 4
(Agenda Item 6)

AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION AND DESIGNATION OF EACH OF THE COMPANY’S DIRECTORS AND EACH LAWYER WORKING AT NAUTADUTILH N.V. TO
IMPLEMENT THE AMENDMENT TO THE ARTICLES OF ASSOCIATION

Recently amendments have been made to Book 2 of the Dutch Civil Code. Book 2 deals with legal entities.

It is proposed by the Board of Directors to partially amend the Articles of Association of the Company to reflect a number of these amendments. The following changes to the Articles of Association are proposed:

(a) article 6.2(b) will be amended to allow the Company to acquire up to half of its issued share capital, instead of the one-tenth limit currently stipulated in the Company’s Articles of Association, which was the maximum until the recent amendments to Book 2 of the Dutch Civil Code;

(b) article 5.10 will be amended and a new article 5.11 will be introduced to allow the Company to grant loans with a view to the subscription for or acquisition by others of its shares or depositary receipts therefor. Until the recent amendments to Book 2 of the Dutch Civil Code this was not permitted.

(c) article 27.2 will be amended to reflect that the Board shall draw up the annual accounts of the Company and make these available for inspection by the shareholders within four months after the end of the financial year. Until the recent amendments to Book 2 of the Dutch Civil Code this period was five months and an extension of this period was possible.

Furthermore, some further amendments to the Articles of Association are proposed to bring the current Articles of Association of the Company in line with the above proposed amendments.

For a further explanation on the proposed amendments to the Company’s Articles of Association, reference is made to the draft text of the proposed amendment.

It is furthermore proposed to designate each of the Company’s Directors and each lawyer working at NautaDutilh N.V. to apply for the required ministerial declaration of no objection, to amend the abovementioned draft deed as may appear necessary to obtain such declaration of no objection, as well as to execute the notarial deed of amendment of the Company’s Articles of Association.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to adopt the resolution to amend the Company’s Articles of Association and to designate each of the Company’s Directors and each lawyer working at NautaDutilh N.V. to implement the amendments to the Articles of Association.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 4.

RESOLUTION 5
(Agenda Item 7)

AUTHORIZATION OF THE BOARD OF DIRECTORS TO ISSUE SHARES, TO GRANT RIGHTS TO ACQUIRE SHARES AND TO EXCLUDE OR RESTRICT PRE-EMPTIVE RIGHTS

The Company’s Articles of Association provide that the Shareholders at the AGM may grant authorization to the Board of Directors to issue shares in the capital of the Company, to grant rights to acquire shares and to exclude or restrict pre-emptive rights with respect to such issuance, the duration of such authorization not to be in excess of five (5) years.

It is proposed to the Meeting to grant irrevocable authorization to the Board of Directors for a period of five (5) years from the date of the Meeting to issue or grant rights to acquire such number of shares in the capital of the

Company as shall be permitted by the authorized capital of the Company from time to time and to exclude or restrict pre-emptive rights with respect to any issuance of shares.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to grant the above described irrevocable authorization to the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 5.

RESOLUTION 6
(Agenda Item 8)

AUTHORIZATION TO ACQUIRE SHARES IN OWN CAPITAL

The Company’s current Articles of Association provide that the Shareholders at the AGM may grant authorization to the Board of Directors to acquire shares in the capital of the Company, up to one-tenth of the Company’s issued share capital, the duration of such authorization not to be in excess of 18 months.

Pursuant to a recent amendment to the Dutch Civil Code (Book 2), a listed Dutch limited liability company (naamloze vennootschap), such as the Company, is allowed to acquire up to half of its issued share capital, instead of the one-tenth limit currently stipulated in the Company’s Articles of Association.

It is proposed to the Meeting to grant authorization to the Board of Directors for a period of 18 months from the date of the Meeting to acquire as many shares in the capital of the Company as is permitted by the law and the Articles of Association as these read from time to time, whether through the stock exchange or by other means, for a price that is between an amount equal to nil and an amount which is not higher than 10% above the average opening price of the shares of the Company quoted on the NASDAQ Global Market on the five days immediately preceding the acquisition or, should such a quotation not exist, the average opening price of the shares of the Company quoted on the NASDAQ Global Market on the five days immediately preceding the last previous quotation on the NASDAQ Global Market.

In the event the proposal to amend, inter alia, article 6 subparagraph 2 of the Company’s Articles of Association — referred to under agenda item 6 — will be adopted by the Company’s general meeting of shareholders, the authorization referred to above shall — as per the effectuation of the proposed amendment — be deemed to have been granted in respect of half of the Company’s issued share capital.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to grant the above described authorization to the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 6

RESOLUTION 7
(Agenda Item 9)

PROFILE OF THE BOARD OF DIRECTORS

The Board of Directors has in line with the Dutch Corporate Governance Code drawn up a profile of its size and composition, taking account of the nature of its business, its activities and the desired expertise and background of its members.

It is proposed to the AGM by the Board of Directors of the Company at the recommendation of the Nominating and Corporate Governance Committee to approve the profile of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 7

RESOLUTION 8
(Agenda Item 10)

APPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS ‘B’

The Board of Directors of the Company, (the “Board”) has resolved to increase to six the number of its directors. The addition of a director will enable the Board to further enhance the breadth of experience and diversity of skills on which the Company may draw as it implements its strategy to be a leader in the development, manufacture and commercialization of innovative specialty pharmaceutical products. On the condition that the Shareholders elect the two (2) directors, Nicholas J. Lowcock will step down as a non-executive director and Chairman of the Company’s Compensation and Nominating and Corporate Governance Committees. It is proposed by the Board of Directors of the Company at the recommendation of the Nominating and Corporate Governance Committee to the AGM to appoint Dr. Simon Turton and Mr. Jonathan J. Cosgrave to the Board as non-executive directors ‘B’ for an initial term of four years, effective as of 4 June 2009 and ending on the date of the Annual General Meeting of Shareholders to be held in 2013.

Dr. Turton

Age: 41

Dr. Simon Turton has 9 years experience investing in biopharma companies following a 10-year career in the international pharmaceutical industry incorporating research, business development and general management. Dr. Turton heads Warburg Pincus’ healthcare investing activities in Europe and was a Principal at Index Ventures in Geneva prior to joining Warburg Pincus in 2003. Previously, Dr. Turton worked for Servier, the French pharmaceutical company, where he managed Northern Asia operations in Tokyo and Paris. He also worked for a pharmaceutical strategic alliances consultancy where he was in charge of business development. Dr. Turton has an M.B.A. from INSEAD, which he attended as a Sainsbury Management Fellow in the Life Sciences, and a Ph.D. in Pharmacology from the University of London. He is a director of Archimedes Pharma, ProStrakan and Tornier.

Mr. Cosgrave

Age: 31

Jonathan J. Cosgrave began his career as a pharmacist spending time in both the hospital and retail segments of the pharmacy industry. Mr. Cosgrave, currently a Principal within the healthcare investing team of Warburg Pincus which he joined in 2004, spent three years within the investment banking division of J.P. Morgan & Co. in London focused on providing corporate finance and mergers & acquisitions advisory services to U.K. publicly-quoted companies predominantly in the pharmaceutical sector. Mr. Cosgrave holds a BSc in Pharmacy from Trinity College, Dublin and a Diploma in Business & IT from the Smurfit School of Business at University College, Dublin. Mr. Cosgrave is a former director of Euromedic International B.V., a pan-European provider of diagnostic imaging, laboratory diagnostic, radiotherapy and dialysis treatment services.

Neither Dr. Turton nor Mr. Cosgrave holds any shares or rights to acquire shares in the Company.

The appointment of both Dr. Turton and Mr. Cosgrave on the Board will be a deviation from the independency requirements under the Dutch Corporate Governance Code (the “Code”). The Board is of the opinion that given their great expertise with and in depth knowledge of the pharmaceutical industry (as witnessed by their bios above) the Company will greatly benefit from their skills and therefore the deviation from the Code is justified.

In proposing to appoint Dr. Turton and Mr. Cosgrave to the Board, the Board has taken into account the profile drawn up by it (see agenda item 9, resolution 7).

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to grant the above described appointment to the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 8

RESOLUTION 9
(Agenda Item 11)

It is proposed to the AGM to approve the compensation of the new non-executive directors as follows:

Simon Turton — Chair of the Nominating & Corporate Governance Committee and Chair of the Compensation Committee

•	Gross Annual Fee of EUR 30,000 pro-rated from the date of appointment;

•	Gross Attendance Fee of EUR 750 per meeting of the Board or committee thereof;

•	Option to purchase 11,000 shares at the terms and conditions of grant consistent with current practices and approved by the Board;

Jonathan Cosgrave

•	Gross Annual Fee of EUR 30,000 pro-rated from the date of appointment;

•	Gross Attendance Fee of EUR 750 per meeting of the Board or committee thereof;

•	Option to purchase 11,000 shares at the terms and conditions of grant consistent with current practices and approved by the Board;

The proposed compensation is in line with the Compensation Policy of the Company approved by the Annual General Meeting of shareholders on May 15, 2007 and the compensation of the incumbent non-executive directors.

It is further proposed to grant options to the following serving non-executive directors:

Rolf Classon

•	Option to purchase 11,000 shares at the terms and conditions of grant consistent with current practices and approved by the Board;

Angelo Malahias

•	Option to purchase 11,000 shares at the terms and conditions of grant consistent with current practices and approved by the Board;

William Jenkins

•	Option to purchase 11,000 shares at the terms and conditions of grant consistent with current practices and approved by the Board;

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 9

OTHER MATTERS

The Board of Directors does not know of any other matters to be brought before the shareholders. If any other matters are properly brought before the shareholders at the Annual General Meeting, the persons appointed as proxies will vote the shares represented thereby in accordance with their judgment.

List of Shareholders of Record

A list of shareholders of record entitled to receive notice of the Annual General Meeting will be available at the offices of Eurand, N.V. Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, the Netherlands, for inspection by our shareholders during regular business hours from 1 June 2009 to the date of the Annual General Meeting.

AVAILABILITY OF ANNUAL REPORT

ACCOMPANYING THIS PROXY STATEMENT IS A COPY OF OUR ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2008. SHAREHOLDERS WHO WISH TO RECEIVE ADDITIONAL COPIES OF THE ANNUAL REPORT SHOULD DIRECT THEIR REQUESTS TO: EURAND N.V., 790 TOWNSHIP LINE ROAD, SUITE 250, YARDLEY, PA 19067, ATTN: BILL NEWBOULD, VICE PRESIDENT INVESTOR RELATIONS. OUR ANNUAL REPORT IS ALSO AVAILABLE ON THE COMPANY’S WEBSITE AT http://ir.eurand.com/meetings.cfm.

Gearóid Faherty
Chair of the Board of Directors

Amsterdam, the Netherlands
14 May 2009